Trombly Business Law 1320 Centre St., Suite 202, Newton Centre, MA 02459 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

June 5, 2009

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC  20549

Attn:	Mary Beth Breslin

Re:	Precision Optics Corporation, Inc.
Registration Statement on Form S-1
File No. 333-156258

Dear Ms. Breslin:

I am securities counsel for Precision Optics Corporation, Inc. (the “Company”).  Set forth below are the Company’s responses to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 3, 2009.  The numbering of the responses correspond to the numbering of the comments in the letter from the Staff.

Comment 1.           Please tell us what you know about the causes of the spikes in price and volume that the market for your stock experienced in April of this year.

Response 1.          The Company is not aware of any reasons for the spikes in price and volume reflected in the market for its common stock.

Fee Table

Comment 2.          We note your response to prior comment 2 that Mr. Pitlor has waived his rights pursuant to the registration rights agreement as it relates to this registration statement.  With a view toward disclosure, please tell us the effect of Mr. Pitlor’s waiver relating only to this registration statement: for example, will you file another registration statement for this offering soon?  Also, please file the waiver as an exhibit.

Response 2.          The Company believes it has disclosed all material aspects of Mr. Pitlor’s waiver in the Registration Statement.  The Company does not intend to file a Registration Statement for Mr. Pitlor’s shares in the foreseeable future.  The Company respectfully notes that the expenses of preparing and filing a Registration Statement for the 18,182 shares Mr. Pitlor may receive upon the exercise of warrants would not make economic sense for the Company.   Additionally, given that Mr. Pitlor is a director of the Company, Management of the Company believes Mr. Pitlor will continue to waive any registration rights as long as it is in the best interests of the Company to do so.

Mr. Pitlor provided his waiver to the Company verbally.  Given that Mr. Pitlor is a director of the Company and he has agreed to waive his registration rights to assist the Company in getting the Registration Statement effective as soon as possible, the Company did not believe a written waiver was necessary.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly